AutoChina International Limited
RATIO OF EARNINGS TO FIXED CHARGES

AutoChina’s ratio of earnings to fixed charges for each of the periods indicated is set forth below. We have derived the ratios of earnings to fixed charges from our historical consolidated financial statements. The ratios should be read in conjunction with our consolidated financial statements, including the notes thereto, and the other financial information included or incorporated by reference herein.

	None Months Ended		Year Ended December 31,
	30-Sep-09		2008		2007		2006		2005		2004

Ratio of earnings to fixed charges	5.93	x	5.78	x	0.00	x	0.00	x	0.00	x	0.00	x

We have computed the ratios of earnings to fixed charges set forth above by dividing earnings by fixed charges. For the purpose of determining the ratio of earnings to fixed charges, earnings include pre-tax income from continuing operations plus fixed charges. Fixed charges consist of interest on the short term loan and on operating leases. As of the date of this prospectus, we have no preference shares outstanding and have not declared or paid any dividends on preference shares for the periods set forth above.

Earnings (pre-tax income from continuing operations plus fixed charges)

	None Months Ended	Year Ended December 31,
US$'000	30-Sep-09	2008	2007	2006	2005	2004

Earnings	8,875	1,357	-	-	-	-

Fixed charges

Interest expenses	286	5
Interest expenses, related party	1,075	-
Rental for operating leases	441	279

Total	1,802	284	-	-	-	-

Note:

1.) The continued operation, truck financing commenced in April 2008.

2.) The interests expenses incurred in 2008 are far less than those in 2009, since the Company's initial operation is primarily borne by the Company's existing capital and funding from the CEO, Mr. Li and his affiliates (Kaiyuan Real Estate), which is interest-free. In 2009, significant funding for the business comes from Beiguo and an annual interest rate of 4%.